SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2018 – September 30, 2018) filed with the Tokyo Stock Exchange on Friday October 26, 2018.
2.	English press release entitled, “Announcement Regarding Revision of Dividend Policy, Interim Dividend and Year End Dividend Forecast for the Fiscal Year Ending March 31, 2019.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 26, 2018	By	/s/ Hitomaro Yano
Hitomaro Yano
Director,
Executive Officer
ORIX Corporation

Consolidated Financial Results

April 1, 2018 – September 30, 2018

October 26, 2018

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2018 to September 30, 2018

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Six Months Ended September 30, 2018

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2018	1,262,014	(16.9%)	195,094	3.2%	220,945	(12.5%)	155,050	(6.6%)
September 30, 2017	1,517,796	24.3%	189,027	13.6%	252,612	15.2%	165,970	16.8%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥167,820 million for the six months ended September 30, 2018 (year-on-year change was a 7.0% decrease) and ¥180,526 million for the six months ended September 30, 2017 (year-on-year change was a 108.3% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2018	121.13	121.03
September 30, 2017	129.40	129.29

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2018	11,778,544	2,929,899	2,803,969	23.8%
March 31, 2018	11,425,982	2,798,874	2,682,424	23.5%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2018	—	27.00	—	39.00	66.00
March 31, 2019	—	30.00	—	—	—

March 31, 2019 (Est.)	—	—	—	46.00	76.00

*Note 3:

For details of dividend forecast for the fiscal year ending March 31, 2019, please refer to “Announcement Regarding Revision of Dividend Policy, Interim Dividend and Dividend Payout Ratio for the Fiscal Year Ending March 31, 2019” announced today.

3. Targets for the Year Ending March 31, 2019 (Unaudited)

In order to facilitate a better understanding of our medium- and long- term growth projections by our shareholders and potential investors, we decided to include our medium-term strategic directions in this document. For details, refer to “1.Summary of Consolidated Financial Results (3) Medium-Term Strategic Directions FY2019-2021” on page 9.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,629,128 as of September 30, 2018, and 1,324,495,728 as of March 31, 2018.

2. The number of treasury stock was 42,843,573 as of September 30, 2018, and 42,843,413 as of March 31, 2018.

3. The average number of outstanding shares was 1,280,070,926 for the six months ended September 30, 2018, and 1,282,566,866 for the six months ended September 30, 2017.

The Company’s shares held through the Board Incentive Plan Trust (1,823,993 shares as of September 30, 2018 and 1,651,443 shares as of March 31, 2018) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Six Months Ended September 30, 2018

		Six months ended September 30, 2017	Six months ended September 30, 2018	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,517,796	1,262,014	(255,782)	(17)%
Total Expenses	(millions of yen)	1,328,769	1,066,920	(261,849)	(20)%
Income before Income Taxes	(millions of yen)	252,612	220,945	(31,667)	(13)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	165,970	155,050	(10,920)	(7)%
Earnings Per Share (Basic)	(yen)	129.40	121.13	(8.27)	(6)%
(Diluted)	(yen)	129.29	121.03	(8.26)	(6)%
ROE (Annualized) *1	(%)	13.0	11.3	(1.7)	—
ROA (Annualized) *2	(%)	2.93	2.67	(0.26)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2018 to September 30, 2018)

Total revenues for the six months ended September 30, 2018 (hereinafter, “the second consolidated period”) decreased 17% to ¥1,262,014 million compared to ¥1,517,796 million during the same period of the previous fiscal year. Operating leases increased due to an increase in gains on sales of real estate under operating leases. In addition, services income increased due primarily to large gains from sales of property under facility operations, and an increase in service revenues generated by subsidiaries in the principal investment business. On the other hand, sales of goods and real estate decreased due primarily to a decrease in related revenues generated by a subsidiary in the principal investment business which recognized significant demand during the same period of the previous fiscal year. In addition, despite an increase in life insurance premiums in line with an increase in policies in force, life insurance premiums and related investment income decreased due to a decrease in investment income from assets under variable annuity and variable life insurance contracts, as compared to the same period of the previous fiscal year during which market conditions had improved significantly.

Total expenses decreased 20% to ¥1,066,920 million compared to ¥1,328,769 million during the same period of the previous fiscal year. Costs of operating leases and services expense increased in line with the aforementioned increase in revenues. Costs of goods and real estate sold decreased in line with the aforementioned decrease in revenues. In addition, life insurance costs decreased due to a decrease in a provision of liability reserve, despite the aforementioned increase in policies in force.

Equity in net income of affiliates decreased mainly due to the recognition of significant gains on sales of investments in real estate joint ventures during to the same period of the previous fiscal year, and the recognition of losses in an affiliate in India during the second consolidated period.

As a result of the foregoing, income before income taxes for the second consolidated period decreased 13% to ¥220,945 million compared to ¥252,612 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders decreased 7% to ¥155,050 million compared to ¥165,970 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the second consolidated period decreased 11% to ¥223,316 million compared to ¥249,750 million during the same period of the previous fiscal year. Segment profits increased in Maintenance Leasing, Real Estate and Retail segments, while segment profits decreased in Corporate Financial Services, Investment and Operation and Overseas Business segments.

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment: Loan, leasing and fee business

	Six months ended September 30, 2017 (millions of yen)	Six months ended September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	54,059	51,067	(2,992)	(6)
Segment Profits	22,049	16,788	(5,261)	(24)

	As of March 31, 2018 (millions of yen)	As of September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	991,818	966,357	(25,461)	(3)

Segment revenues decreased 6% to ¥51,067 million compared to ¥54,059 million during the same period of the previous fiscal year due to a decrease in finance revenues in line with decreases in average investment balances of direct financing leases and installment loans and a decrease in gains on sales of securities, despite an increase in services income resulting from our stable fee businesses provided to domestic small- and medium-sized enterprise customers.

Segment expenses decreased due to a decrease in selling, general and administrative expenses.

As a result of the foregoing and due to the recognition of gains on sales of affiliates during the same period of the previous fiscal year, segment profits decreased 24% to ¥16,788 million compared to ¥22,049 million during the same period of the previous fiscal year.

Segment assets decreased 3% to ¥966,357 million compared to the end of the previous fiscal year due to decreases in investment in direct financing leases and installment loans despite an increase in investment in securities.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Six months ended September 30, 2017 (millions of yen)	Six months ended September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	137,156	141,642	4,486	3
Segment Profits	20,438	20,583	145	1

	As of March 31, 2018 (millions of yen)	As of September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	847,190	859,007	11,817	1

Segment revenues increased 3% to ¥141,642 million compared to ¥137,156 million during the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment expenses increased in line with the aforementioned revenue increase.

As a result of the foregoing, segment profits increased 1% to ¥20,583 million compared to ¥20,438 million during the same period of the previous fiscal year.

Segment assets increased 1% to ¥859,007 million compared to the end of the previous fiscal year due to an increase of new executions in investment in operating leases.

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

	Six months ended September 30, 2017 (millions of yen)	Six months ended September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	95,755	113,527	17,772	19
Segment Profits	43,991	44,183	192	0

	As of March 31, 2018 (millions of yen)	As of September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	620,238	577,414	(42,824)	(7)

Segment revenues increased 19% to ¥113,527 million compared to ¥95,755 million during the same period of the previous fiscal year due to increases in services income from facilities operations which resulted from sales of property under facility operations and in operating leases revenues in line with an increase in gains on sales of rental property.

Segment expenses decreased due to a decrease in write-downs of long-lived assets.

As a result of the foregoing and a decrease in equity in net income of affiliates due to significant gains on sales of investments in real estate joint ventures that were recognized during the same period of the previous fiscal year, segment profits were ¥44,183 million, a slight increase over the ¥43,991 million recorded during the same period of the previous fiscal year.

Segment assets decreased 7% to ¥577,414 million compared to the end of the previous fiscal year due primarily to sales of property under facility operations and rental properties.

Investment and Operation Segment: Environment and energy, principal investment, loan servicing (asset recovery), and concession

	Six months ended September 30, 2017 (millions of yen)	Six months ended September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	774,474	499,007	(275,467)	(36)
Segment Profits	38,927	24,871	(14,056)	(36)

	As of March 31, 2018 (millions of yen)	As of September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	856,348	893,067	36,719	4

Segment revenues decreased 36% to ¥499,007 million compared to ¥774,474 million during the same period of the previous fiscal year due to decreases in sales of goods by a subsidiary in the principal investment business which recognized significant demand during the same period of the previous fiscal year.

Segment expenses decreased compared to the same period of the previous fiscal year in line with the aforementioned revenues decreases.

As a result of the foregoing and the recognition of significant gains on sales of shares of a subsidiary during the same period of the previous fiscal year, segment profits decreased 36% to ¥24,871 million compared to ¥38,927 million during the same period of the previous fiscal year.

Segment assets increased 4% to ¥893,067 million compared to the end of the previous fiscal year due primarily to increases in inventories and property under facility operations in the environment and energy business.

Retail Segment: Life insurance, banking and card loan

	Six months ended September 30, 2017 (millions of yen)	Six months ended September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	219,505	221,735	2,230	1
Segment Profits	42,950	49,175	6,225	14

	As of March 31, 2018 (millions of yen)	As of September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,174,505	3,368,956	194,451	6

Segment revenues increased 1% to ¥221,735 million compared to ¥219,505 million during the same period of the previous fiscal year due to increases in life insurance premiums in line with an increase in policies in force and in finance revenues in the banking business, which was partially offset by a decrease in investment income from assets under variable annuity and variable life insurance contracts because of the significant market improvement that had occurred during the same period of the previous fiscal year.

Segment expenses decreased due to a decrease in life insurance costs as a provision of liability reserve declined.

As a result of the foregoing, segment profits increased 14% to ¥49,175 million compared to ¥42,950 million during the same period of the previous fiscal year.

Segment assets increased 6% to ¥3,368,956 million compared to the end of the previous fiscal year due primarily to an increase in investment in securities in the life insurance business and an increase in installment loans in the banking business, despite the surrender of variable annuity and variable life insurance contracts.

Overseas Business Segment: Leasing, loan, bond investment, asset management and aircraft- and ship-related operations

	Six months ended September 30, 2017 (millions of yen)	Six months ended September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	240,242	238,763	(1,479)	(1)
Segment Profits	81,395	67,716	(13,679)	(17)

	As of March 31, 2018 (millions of yen)	As of September 30, 2018 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,608,819	2,955,727	346,908	13

Segment revenues decreased 1% to ¥238,763 million compared to ¥240,242 million during the same period of the previous fiscal year mainly due to a decrease in sales of goods and real estate because of sales of shares of subsidiaries, despite increases in finance revenues and operating leases.

Segment expenses increased due to an increase in selling, general and administrative expenses.

As a result of the foregoing and a decrease in equity in net income of affiliates due to the recognition of losses in an affiliate in India, segment profits decreased 17% to ¥67,716 million compared to ¥81,395 million in the same period of the previous fiscal year.

Segment assets increased 13% to ¥2,955,727 million compared to the end of the previous fiscal year due primarily to an increase in installment loans because of an acquisition of loan and asset management company in the Americas and an increase in investment in operating leases of aircraft-related operations.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2018	As of September 30, 2018	Change
				Amount	Percent
Total Assets	(millions of yen)	11,425,982	11,778,544	352,562	3%
(Segment Assets)		9,098,918	9,620,528	521,610	6%
Total Liabilities	(millions of yen)	8,619,688	8,840,932	221,244	3%
(Long- and Short-term Debt)		4,133,258	4,185,501	52,243	1%
(Deposits)		1,757,462	1,857,879	100,417	6%
Shareholders’ Equity	(millions of yen)	2,682,424	2,803,969	121,545	5%
Shareholders’ Equity Per Share	(yen)	2,095.64	2,190.67	95.03	5%

Notes:	1. Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 3% to ¥11,778,544 million compared to ¥11,425,982 million at the end of the previous fiscal year. Installment loans increased due primarily to the acquisition of a loan and asset management company in the Americas. Investment in securities increased due primarily to the purchase of investment in securities in the life insurance business. Segment assets increased 6% to ¥9,620,528 million compared to the end of the previous fiscal year.

Due to assets increase, long-term debt and short-term debt, and deposits in liabilities increased compared to the end of the previous fiscal year.

Shareholders’ equity increased 5% to ¥2,803,969 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

(3) Medium-Term Strategic Directions FY2019-2021

ORIX Group manages its business portfolio by dividing it into six segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. Furthermore, taking risk and capital requirements into account, ORIX Group categorizes these six segments into three categories: “Finance,” “Operation” and “Investment” to describe its mid-term strategic directions.

The “Finance” business is ORIX Group’s customer base and source of information. However, given that the low interest rate environment makes growth difficult in the financial business, ORIX Group will continue to focus on “Operation” and “Investment” to grow stable earnings and will proactively enter new markets to nurture its next core businesses.

The “Operation” business for which operational risk is taken by ORIX Group is positioned as ORIX Group’s growth driver and source for new and stable earnings. ORIX Group will engage in M&A and expand new investment with a focus on the environment and energy business, asset management business, concession business and life insurance business as well as other new business areas coming from the change in society and the market.

The “Investment” business provides ORIX Group with opportunities to develop new businesses. ORIX Group focuses mainly on private equity businesses in Japan and overseas, aircraft- and ship-related operations and will expand the scale of those businesses.

From the fiscal year ending March 31, 2019, ORIX Group aims to achieve annual net income attributable to ORIX Corporation shareholders growth of between 4% and 8%, and to maintain ROE above 11%.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2018	As of September 30, 2018
Cash and Cash Equivalents		1,321,241	1,140,901
Restricted Cash		83,876	113,872
Investment in Direct Financing Leases		1,194,888	1,178,913
Installment Loans		2,823,769	3,079,787
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥17,260 million
September 30, 2018	¥31,196 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(54,672)	(55,840)
Investment in Operating Leases		1,344,926	1,380,494
Investment in Securities		1,729,455	1,869,854
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥37,631 million
September 30, 2018	¥23,960 million
Property under Facility Operations		434,786	451,017
Investment in Affiliates		591,363	592,822
Trade Notes, Accounts and Other Receivable		294,773	275,520
Inventories		111,001	131,375
Office Facilities		112,962	112,446
Other Assets		1,437,614	1,507,383
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥15,008 million
September 30, 2018	¥11,121 million

Total Assets		11,425,982	11,778,544

Liabilities and Equity
Short-term Debt		306,754	324,464
Deposits		1,757,462	1,857,879
Trade Notes, Accounts and Other Payable		262,301	229,467
Policy Liabilities and Policy Account Balances		1,511,246	1,522,746
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥444,010 million
September 30, 2018	¥405,705 million
Current and Deferred Income Taxes		366,947	404,878
Long-term Debt		3,826,504	3,861,037
Other Liabilities		588,474	640,461

Total Liabilities		8,619,688	8,840,932

Redeemable Noncontrolling Interests		7,420	7,713

Commitments and Contingent Liabilities

Common Stock		220,961	221,111
Additional Paid-in Capital		267,291	267,033
Retained Earnings		2,315,283	2,427,424
Accumulated Other Comprehensive Income (Loss)		(45,566)	(35,696)
Treasury Stock, at Cost		(75,545)	(75,903)

Total ORIX Corporation Shareholders’ Equity		2,682,424	2,803,969
Noncontrolling Interests		116,450	125,930

Total Equity		2,798,874	2,929,899

Total Liabilities and Equity		11,425,982	11,778,544

Note:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2018	As of September 30, 2018
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	10,465	5,609
Debt valuation adjustments	0	270
Defined benefit pension plans	(20,487)	(20,688)
Foreign currency translation adjustments	(31,806)	(17,802)
Net unrealized losses on derivative instruments	(3,738)	(3,085)

Total	(45,566)	(35,696)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2017	Six months ended September 30, 2018
Revenues :
Finance revenues	113,346	117,352
Gains on investment securities and dividends	20,477	11,735
Operating leases	197,958	208,975
Life insurance premiums and related investment income	181,210	180,604
Sales of goods and real estate	616,568	330,761
Services income	388,237	412,587

Total Revenues	1,517,796	1,262,014

Expenses :
Interest expense	37,921	41,848
Costs of operating leases	125,225	127,366
Life insurance costs	131,715	125,734
Costs of goods and real estate sold	579,565	305,313
Services expense	236,615	247,572
Other (income) and expense, net	(1,464)	(503)
Selling, general and administrative expenses	209,299	210,646
Provision for doubtful receivables and probable loan losses	7,998	8,210
Write-downs of long-lived assets	1,472	26
Write-downs of securities	423	708

Total Expenses	1,328,769	1,066,920

Operating Income	189,027	195,094
Equity in Net Income of Affiliates	38,613	6,819
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	24,972	19,032

Income before Income Taxes	252,612	220,945
Provision for Income Taxes	83,211	64,326

Net Income	169,401	156,619

Net Income Attributable to the Noncontrolling Interests	3,283	1,484

Net Income Attributable to the Redeemable Noncontrolling Interests	148	85

Net Income Attributable to ORIX Corporation Shareholders	165,970	155,050

Note :

Revenues from guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” starting from the three months ended June 30, 2018. The change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC606 (“Revenue from Contracts with Customers”). Corresponding to the change, the presented amounts in the consolidated statements of income for the previous fiscal year have been reclassified retrospectively to conform to the presentation for the six months period ended September 30, 2018.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2017	Six months ended September 30, 2018
Net Income :	169,401	156,619

Other comprehensive income, net of tax:
Net change of unrealized gains (losses) on investment in securities	(3,027)	(1,606)
Net change of debt valuation adjustments	0	(81)
Net change of defined benefit pension plans	(447)	(201)
Net change of foreign currency translation adjustments	18,655	14,789
Net change of unrealized gains (losses) on derivative instruments	76	690
Total other comprehensive income	15,257	13,591

Comprehensive Income	184,658	170,210

Comprehensive Income Attributable to the Noncontrolling Interests	3,950	1,803

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	182	587

Comprehensive Income Attributable to ORIX Corporation Shareholders	180,526	167,820

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued, and related amendments were issued thereafter. The core principle of these Updates requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company and its subsidiaries adopted these Updates on April 1, 2018, using the cumulative-effect method, for only those contracts that are not completed at the date of initial adoption. The adoption primarily resulted in changes in the timing of revenue recognition for performance fees received from customers regarding asset management business, and certain project-based orders in real estate business for which the Company and its subsidiaries currently apply the percentage-of-completion or completed contract method. The effect of adopting these Updates on the Company and its subsidiaries’ financial position at the adoption was mainly an increase of ¥405 million in retained earnings in the consolidated balance sheets.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update requires an entity to measure equity investments at fair value, and requires recognizing the changes in fair value through earnings or using alternative method that requires carrying value to be adjusted by subsequent observable transactions. Additionally, this Update revises the presentation of certain fair value changes for financial liabilities measured at fair value. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly a decrease of ¥2,899 million in accumulated other comprehensive income and an increase of ¥2,899 million in retained earnings in the consolidated balance sheets, due to reclassification of unrealized changes in fair value of equity investments from accumulated other comprehensive income to retained earnings, and reclassification of changes in fair value of financial liabilities resulting from a change in the instrument-specific credit risk when the Company and its subsidiaries have elected to measure the liabilities at fair value in accordance with the fair value option, from retained earnings to accumulated other comprehensive income.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥3,772 million in retained earnings in the consolidated balance sheets.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)

	Six Months ended September 30, 2017		Six Months ended September 30, 2018		March 31, 2018	September 30, 2018
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	54,059	22,049	51,067	16,788	991,818	966,357
Maintenance Leasing	137,156	20,438	141,642	20,583	847,190	859,007
Real Estate	95,755	43,991	113,527	44,183	620,238	577,414
Investment and Operation	774,474	38,927	499,007	24,871	856,348	893,067
Retail	219,505	42,950	221,735	49,175	3,174,505	3,368,956
Overseas Business	240,242	81,395	238,763	67,716	2,608,819	2,955,727

Segment Total	1,521,191	249,750	1,265,741	223,316	9,098,918	9,620,528

Difference between Segment Total and Consolidated Amounts	(3,395)	2,862	(3,727)	(2,371)	2,327,064	2,158,016

Consolidated Amounts	1,517,796	252,612	1,262,014	220,945	11,425,982	11,778,544

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

From the three months ended June 30, 2018, consolidated VIEs for securitizing financial assets such as lease receivables and loan receivables, which had been excluded from segment revenues, segment profits and segment assets until the previous fiscal year, are included in segment revenues, segment profits and segment assets of each segment. As a result of this change, the presented amounts in the financial information of the segments for the previous fiscal year have been retrospectively reclassified to conform to the presentation for the six months ended September 30, 2018.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

2. Geographic Information

	(millions of yen)

	Six Months Ended September 30, 2017
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	1,270,724	107,847	139,225	1,517,796
Income before Income Taxes	168,992	40,427	43,193	252,612

	(millions of yen)

	Six Months Ended September 30, 2018
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	1,025,293	99,000	137,721	1,262,014
Income before Income Taxes	154,142	43,964	22,839	220,945

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
*Note 3:

From the three months ended June 30, 2018, regarding ORIX Corporation Europe N. V., both total revenues and income before income taxes, previously disclosed in Other, are disclosed separately in the above areas, and the information about geographic areas for the previous fiscal year has been retrospectively reclassified as a result of this change.

(8) Subsequent Events

There are no material subsequent events.

Announcement Regarding Revision of Dividend Policy, Interim Dividend and Year End Dividend Forecast for the Fiscal Year Ending March 31, 2019

TOKYO, Japan — October 26, 2018 — ORIX Corporation (“ORIX”) announced that the Board of Directors, at a meeting held today, resolved the revision of the dividend policy, the interim dividend for the fiscal year ending March 31, 2019(“FY2019.3”) and the year-end dividend forecast for the FY2019.3 as follows:

1.	Revision of Dividend Policy

To enhance the returns to shareholders, ORIX decided to raise the dividend payout ratio from 27%, that was expected earlier, to 30% from the FY2019.3.

ORIX will continue to distribute dividends in consideration of the optimal balance of securing of capital for investment in future profit growth and the making of stable and sustainable distribution of dividends to shareholders.

2.	Details of Interim Dividend

	Amount	Most Recent Dividend Forecast (Announced on May 9, 2018)	Dividend Paid for the Previous Fiscal Year (FY2018.3)
Record Date	September 30, 2018	September 30, 2018	September 30, 2017
Dividend Per Share	30.00 yen	30.00 yen	27.00 yen
Total Dividend Amount	38,453 million yen	—	34,595 million yen
Effective Date	December 4, 2018	—	December 4, 2017
Source of Dividend	Retained earnings	—	Retained earnings

3.	Details of Year-End Dividend Forecast for the FY2019.3

The year-end dividend for FY2019.3 is forecasted at 46 yen per share.

Reference:

Dividend Per Share
Record Date	Interim	Year-End	Yearly
Dividend Forecast	—	46.00 yen	76.00 yen
FY2019.3 Actual Dividend (ending March 31, 2019)	30.00 yen	—	—
FY2018.3 Actual Dividend (ended March 31, 2018)	27.00 yen	39.00 yen	66.00 yen

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/ (As of September 30, 2018)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”